EXHIBIT 17.1

Resignation letter of William New, Jr., M.D., Ph.D. to the Company dated December 1, 2004

December 1, 2004

Robert A. Gunst

Chairman of the Board of Directors

Natus Medical Incorporated

1501 Industrial Road

San Carlos, CA 94070

Dear Bob:

I hereby tender my resignation from the Board of Directors and its committees, effectively immediately. My resignation is not attributable to any disagreement with Natus relating to its operations, policies or practices.

Natus has made, and will continue to make, a profoundly positive contribution to the health care of neonates. I deeply appreciate the opportunity to have served since 1988 on Natus’ board. In light of the pressing need for me to attend to other business matters at this time, I have concluded that this is the proper time for me to step aside. I have every confidence that I leave the board in excellent hands.

Very truly yours

/s/ William New, Jr, M.D., Ph.D.